Exhibit 99(a)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at March 31, 2023:

At March 31, 2023
(in millions)
Total short-term borrowings(1)	¥59,017,024
Long-term debt:
Obligations under finance leases	19,470
Unsubordinated debt	34,726,234
Subordinated debt	3,896,260
Obligations under loan securitization transactions	445,821
Debt issuance costs	(16,030)
Total long-term debt	39,071,755
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 12,687,710,920 shares)	2,090,270
Capital surplus	4,902,155
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	8,169,710
Accumulated other comprehensive income, net of taxes	844,192
Treasury stock, at cost: 665,392,775 common shares	(482,552)
Total shareholders’ equity	15,763,346
Noncontrolling interests	702,821
Total equity	16,466,167
Total capitalization and indebtedness	¥55,537,922

Note:
(1)Total short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.